

July 24, 2012

Via E-mail
Michael Ryan
Chief Executive Officer
Gilman Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

> **Re:** **Gilman Ciocia, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 18, 2013**
> **File No. 000-22996**

Dear Mr. Ryan:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us what consideration you gave to disclosing the existence and substance of any agreements or understandings you have with the Securities and Exchange Commission regarding changes you may be required to make to your subsidiaries' sales practices if the proposed merger is not consummated. To the extent that these agreements or understandings played a role in the merger negotiations, the merger consideration or your motivation to enter into the transaction, please provide disclosure of these agreements and understandings. To the extent you believe they were not material to the transaction, negotiations or motivation for entering the transaction, please provide us with an analysis supporting your conclusion that they were not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director